

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05003996

February 8, 2005

Linda S. Peterson
Associate General Counsel
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, CA 90024

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/8/2005

Re: Occidental Petroleum Corporation
Incoming letter dated December 22, 2004

Dear Ms. Peterson:

This is in response to your letter dated December 22, 2004 concerning the shareholder proposal submitted to Occidental by Carl Olson. We also have received a letter from the proponent dated December 23, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel



Enclosures

cc: Carl Olson
P.O. Box 6102
Woodland Hills, CA 91365

797468

 OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

December 22, 2004

VIA FEDERAL EXPRESS



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Occidental Petroleum Corporation
Omission of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Occidental Petroleum Corporation, a Delaware corporation ("Occidental" or the "Company"), requests your concurrence that the stockholder proposal received by the Company from Mr. Carl Olson, attached hereto as Exhibit A (the "Proposal"), may properly be omitted from the proxy materials for the Company's 2005 Annual Meeting of Stockholders. The Proposal requests that the Company include in its proxy statement at least two statements in opposition of all board-sponsored proposals.

Occidental believes the proposal may be omitted under Rule 14a-8(i)(6), because the Company lacks the power to implement such a proposal, and Rule 14a-8(i)(3), which prohibits materially false or misleading statements.

Rule 14a-8(i)(6)

Rule 14a-8(i)(6) provides that a company may omit a stockholder proposal "if the company would lack the power and authority to implement the proposal." See H.J. Heinz Company (June 14, 2004).

The Proposal seeks to amend the Company's by-laws to require that all board-sponsored proposals be accompanied in the proxy statement by opposing statements by at least two stockholders. The statements shall be "the same number of words used in the board-sponsored proposal, but in no case less than 500 words," and are to be obtained from "competent and informed" stockholders.

In order to implement the Proposal, the Company would have to (a) determine which stockholders were "competent and informed" in any area in which the Board wishes to sponsor a proposal; (b) solicit statements of opposition from such stockholders; and (c) ensure that statements of opposition are the proscribed length. The Company does now know how it could solicit such statements of opposition in advance of the proxy statement, or whether such a solicitation would be a solicitation in violation of the proxy rules.

Even if the Company could determine which stockholders were competent and informed, and could determine which of those competent and informed stockholders opposed the proposal, the Company lacks the authority to require any of its stockholders to provide a statement of the length required by the Proposal.

In addition, the Proposal does not contain a provision for the Company to verify that the statements are truthful, which may result in the inclusion of statements that are materially false and misleading, and in violation of Rule 14a-9.

Rule 14a-8(i)(3)

Under Rule 14a-8(i)(3), a proposal may be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that stockholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading. See Peoples Energy Corporation (November 23, 2004).

The Proposal lacks clarity in two key points. First, it fails to define what makes a stockholder "competent and informed." Should the Company be required to seek out financial experts, or will a well-read individual suffice? Should the Company rely on the asserted qualifications of its opponents, or would it be required to research the background of these opponents?

Second, the Proposal fails to define "board-sponsored proposals." Is every item on the agenda, other than stockholder proposals, a board-sponsored proposal? Would the ratification of the Company's independent auditors be considered a board-sponsored proposal? Would the election of directors be considered such a proposal? If so, would the Company be required to seek statements in opposition to the election of the directors as a slate, or would the Company need to find statements in opposition to individual directors?

Conclusion

In accordance with Rule 14a-8(j), a copy of this letter is being sent to Mr. Olson with a letter from the Company notifying him of Occidental's intention to omit the Proposal from its proxy materials. A copy of that letter is enclosed as Exhibit B.

Also enclosed are six copies of this letter with exhibits and copies of the no-action letters referenced herein and an additional receipt copy of this letter. Please return the receipt copy in the enclosed self-addressed stamped envelope.

Occidental plans to begin mailing its proxy materials on or about March 15, 2005. Accordingly, we would appreciate receiving your response no later than March 1, 2005, in order to meet our printing schedule. If you have any questions concerning the Proposal or this request, please call the undersigned at (310) 443-6189.

Very truly yours,



Linda S. Peterson

Enclosures

cc: Mr. Carl Olson

EXHIBIT A

RESOLUTION FOR STOCKOWNER STATEMENTS OPPOSING BOARD-SPONSORED PROPOSALS

Be it resolved by the stockowners to request the Board to amend the bylaws as follows:

1. Every proposal that the board of directors sponsors for a vote by the stockowners shall be accompanied in the proxy statement by opposing statements by at least two stockowners.

2. The board shall take measures as it deems necessary to obtain such opposing statements from competent and informed stockowners.

3. The length allowed for all the stockowner opposing statements together for each board-sponsored proposal shall be the same number of words used in the board-sponsored proposal, but in no case less than 500 words.

Supporting Statement:

When we stockowners vote on proposals, we should be able to read pro and con presentations. Unfortunately at Occidental Petroleum, for all the proposals that the board sponsors there are no opposing statements allowed by the board in the proxy statement. This policy is a dis-service to the stockowners and should be replaced by a policy of having opposing statements from at least two stockowners. We should hear what "the rest of the story" might be for each board-sponsored proposal.

Your vote YES now could result in your being better informed in voting in the future. And that can result in guiding Oxy toward a better future.

EXHIBIT B



OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

December 22, 2004

VIA EXPRESS MAIL

Mr. Carl Olson
P.O. Box 6102
Woodland Hills, California 91365

Dear Mr. Olson:

Pursuant to Rule 14a-8(j)(i) of the Securities Exchange Act of 1934, as amended, Occidental Petroleum Corporation is hereby notifying you of its intention to omit the proposal you submitted from management's proxy materials with respect to the 2005 Annual Meeting of Stockholders. The Corporation's reasons for omitting your proposal are set forth in the Corporation's letter of even date herewith to the Securities and Exchange Commission, a copy of which is attached hereto.

Very truly yours,

Linda S. Peterson

Enclosures

2004 SEC No-Act. LEXIS 655

Securities Exchange Act of 1934 -- Rule 14a-8(i)(6), 14a-8(j)(1)

June 14, 2004

[*1] H.J. Heinz Company

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 14, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: H.J. Heinz Company
Incoming letter dated May 13, 2004

The proposal urges the Board of Directors to amend the bylaws to require that an independent director who has not served as an officer of the company serve as the Chairman of the Board and that the office of the President and the office of the Chief Executive Officer be held by two different individuals.

There appears to be some basis for your view that H.J. Heinz may exclude the proposal under rule 14a-8(i)(6), as beyond the power of the board of directors to implement. In our view, it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board. Accordingly, we will not recommend enforcement action to the Commission if H.J. Heinz omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which H.J. Heinz [*2] relies.

We note that H.J. Heinz did not file its statement of objections to including the proposal at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Grace K. Lee

INQUIRY-1: ***Heinz***

WORLD HEADQUARTERS

600 Grant Street
Pittsburgh, Pennsylvania 15219-2857

Mailing Address: H. J. Heinz Company
P.O. Box 57

Pittsburgh, Pennsylvania 15230-0057

Telephone: 412 456 5711
Fax: 412 456 5795
E-Mail: laura.stein@hjheinz.com

May 13, 2004

Via Overnight Mail
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: H. J. Heinz Company -- Omission of a Shareholder Proposal

Dear Sir or Madam:

We recently received a proposal from Thomas G. Crouthamel, Sr., who has requested that his proposal be included in the Company's proxy statement for its September 2004 Annual Meeting. Mr. Crouthamel proposes that (i) our bylaws be amended to require that an independent director, as defined by The New York Stock Exchange, serve as Chairman [*3] of the Board of Directors; and (ii) the offices of President and Chief Executive Officer be held by two different individuals. The proposal is attached hereto as Exhibit "A."

We believe the proposal may be excluded from our proxy statement for the following reasons:

1. The proposal is beyond the power and authority of the Board of Directors to implement and, therefore, may be excluded under Rule 14a-8(i)(6);

2. Rule 14a-8(i)(3) permits full or partial exclusion of a proposal or supporting statement from the Company's proxy materials if the proposal or portions thereof are contrary to any SEC proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials (including opinions stated as fact and undocumented assertions of fact), and Rule 14a-8(10) regarding proposals that have been substantially implemented or rendered moot.

3. The proposal deals with a matter relating to the Company's ordinary business operations, and accordingly may be excluded under Rule 14a-8(i)(7).

We understand that the Division of Corporation Finance has recently permitted a number of companies to exclude substantially similar proposals from their proxy [*4] statements. *See South Trust Corporation* (Jan. 16, 2004), *Bank of America Corporation* (Feb. 24, 2004), *Amsouth Bancorporation* (Feb. 24, 2004), and *Wachovia Corporation* (Feb. 24, 2004). As explained more fully below, we request that the Staff concur that the proposal may be excluded on the same grounds, among other alternative grounds that we believe are equally applicable. Reasons for the Company's conclusions are more particularly described below.

Finally, for the reasons outlined in Section 4 below, we seek a waiver under Rule 14a-8(j) for filing this request at least 80 calendar days before the filing of our definitive proxy materials.

1. THE PROPOSAL IS BEYOND THE POWER AND AUTHORITY OF THE BOARD OF DIRECTORS TO IMPLEMENT AND MAY BE EXCLUDED UNDER RULE 14a-8(i)(6).

Rule 14a-8(i)(6) provides that a company may omit a shareholder proposal "if the company would lack the power and authority to implement the proposal." As noted above, the Staff recently concurred in the exclusion of substantially similar shareholder proposals to separate the roles of Chairman and Chief Executive Officer, and to require an independent Chairman of the Board. The Staff issued [*5] no action letters in *South Trust Corporation* (Jan. 16, 2004); *Bank of America Corporation* (Feb. 24, 2004);

AmSouth Bancorporation (Feb. 2, 2004); and *Wachovia Corporation* (Feb. 24, 2004), wherein the foregoing companies sought to omit proposals calling for an independent board chairman and the separation of the roles of board chairman and chief executive officer. In each response, the Staff stated in particular that, "in our view, it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board." The arguments accepted by the Staff in those letters are equally applicable to this issue.

The proposal is beyond the power and authority of the Company's Board to implement for the same reasons that are cited in *Southtrust Corporation, Bank of America, AmSouth Bancorporation,* and *Wachovia Corporation.* First, under Pennsylvania law, the directors are elected by shareholders, not by Board members. It is not, therefore, within the Board's power to ensure that a sufficient number of independent directors would be elected to the board to serve as Chairman as well [*6] as to serve on board audit, corporate governance and compensation committees, each of which must be staffed with "independent" directors under recently amended NYSE listing standards. Further, even if a sufficient number of independent directors willing to serve on the Board were found, it does not necessarily follow that one of those directors would have the time, desire, and qualifications to devote to such an important position as Chairman. Such individual would likely require high compensation to perform duties that are currently performed without duplicate compensation by the current combined Chief Executive Officer and Chairman.

2. THE PROPOSAL IS MATERIALLY FALSE AND MISLEADING UNDER RULES 14a-8(i)(3) AND 14a-9.

The proposal contains several false, misleading, and/or irrelevant statements that justify the proposal's exclusion pursuant to Rule 14a-8(i)(3), which permits exclusion of a proposal (or portion thereof or supporting statement) if any statement is contrary to any of the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. This includes false or misleading statements, opinions stated as fact and [*7] undocumented assertions of fact. *See, e.g., Farmer Bros. Co.* (Nov. 28, 2003, relating to false or misleading statements, opinions stated as fact and undocumented assertions of fact); *Sysco Corp.* (Aug. 12, 2003, relating to false or misleading statements and undocumented assertions of fact); and *Kroger Co.* (Feb. 18, 2003, false or misleading statements). We believe that the proposal contains several such statements, which are set forth below.

Moreover, the proposal is so replete with statements and assertions that are false and misleading that we believe that the Company may omit the entire proposal from its proxy materials pursuant to Rule 14a-8(i)(3). The Staff has indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Staff may find it appropriate to grant relief without providing the proponent a chance to make revisions to the proposal and supporting statement. *Division of Corporation Finance: Staff Legal Bulletin No. 14* (July 13, 2001). We urge the Staff to provide such relief here. *See, e.g., The Swiss Helvetia Fund, Inc.* (Apr. 3, 2001); and [*8] *General Magic, Inc.* (May 1, 2000).

Proposal Statements:

"Unfortunately, having a majority of independent directors alone is clearly not enough to prevent the type of scandals that have affected Enron, WorldCom and Tyco. All of these corporations had a majority of independent directors on their boards when the scandals occurred. All of these corporations also had a Chairman of the Board who was also an insider, usually the Chief Executive Officer. . . a former CEO or some other officer. Obviously, no matter how many independent directors there are on a board, that board is less likely to protect shareholder interests by providing independent oversight of the officers if the Chairman of that board is also the CEO or some other officer of the Company."

"In order to be 'more focused,' the Company spun off to Del Monte the pet food, baby food, and private label soups operations that represented $ 1.8 billion of the firm's sales, or 20% of the firm's revenues. In addition, after 34 consecutive years of increasing dividends, the Company has reduced the dividends paid to the shareholders. The . . . Company has grown too large and too complicated for one individual to effectively [*9] handle the three most important posts within the Corporation, Chairman of the Board, President, and Chief Executive Officer."

"In the past when the Company was a smaller entity, albeit with a huge number of products, this combining of officers may have served the Company well, but by its own admission, the Company outgrew the abilities of one man to do the job of running the Company."

"Back in 1996, a blue ribbon commission on Director Professionalism of the National Association of Corporate Directors recommended that an independent director should be charged with 'organizing the board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the board; setting the agenda with the CEO, and leading the board in anticipating and responding to crises'."

Responses:

The foregoing quoted passages of the proposal are materially false and misleading for several reasons. The first passage quoted above states without foundation that there is a greater likelihood that the Company will be involved in an Enron-type scandal because it has a non-independent Chairman. There is no basis for this statement, and it is an assertion unsupported by any [*10] fact. There is also no evidence to support the opinion regarding the allegation of a causal link between the reduction in dividend amount and the Chairman, Chief Executive Officer and President positions being held by one person.

The statements by Mr. Crouthamel in the second and third passages culminating in the proponent's assertion of an "admission" by the Company regarding the inability of one man to run the Company are also false and unsupported by any citations or other evidence. The Company has made no such admission, and the related statements are merely opinion.

Additionally, with respect to the last quoted passage, no citation to the Blue Ribbon Commission on Director Professionalism is included in the proposal to assist shareholders of the Company in verifying the accuracy of this language, and to view it in context. In several instances in the past, the SEC has directed that accurate citations to the source of quotes be included in proposals by a proponent. *See, e.g., Monsanto Co.* (Nov. 26, 2003); *AMR Corp* (Apr. 4, 2003); *The Home Depot, Inc.* (Mar. 31, 2003); and *The Boeing Co.* (Feb. 26, 2003).

Furthermore, having a Chief Executive Officer evaluation [*11] process is not relevant to whether the Chief Executive Officer and Chairman or President positions should be separated. The functions cited by Mr. Crouthamel are already handled by independent directors pursuant to committee charters: The independent chairman of the Management Development and Compensation Committee is responsible for organizing the Board's evaluation of the Chief Executive Officer and for providing feedback, and the independent chairman of the Corporate Governance Committee is tasked with chairing executive sessions of the Board. Accordingly, aside from being irrelevant to the subject of the proposal, the passage refers to tasks that are already being implemented.

3. THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(i)(7) ON THE GROUND THAT IT RELATES TO THE CONDUCT OF ORDINARY BUSINESS OPERATIONS OF THE COMPANY.

The SEC stated in a 1998 release amending the stockholder proposal rule that one rationale for the "ordinary business" exclusion is to permit companies to exclude proposals on matters that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder [*12] oversight." *See Exchange Act Release No. 34-40018* (May 21, 1998) *at 11.* Further, a proposal should not "'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be able to make an informed judgment." *See Exchange Act Release No. 34-40018* (May 21, 1998) *at 22.* Such proposals have included requests to seek new management, hire or terminate officers, censure officers, or change the duties of officers. *South Trust Corp.* (Nov. 25, 2003). *See, also, UAL Corp.* (Mar. 15, 1990) (proposal requesting a censure of an executive officer); *Exxon Corp.* (Jan. 26, 1990) (proposal to remove the Chief Executive Officer); *Philadelphia Elec. Co.* (Jan. 29, 1988) (proposal to terminate the chairman and president); *Public Service Co. of Colorado* (Mar. 19, 1987) (proposal to seek new leadership in management of the company); and *U.S. Air, Inc.* (Feb. 1, 1980) (proposal to create separate offices for the chairman and president).

In our view, the portion of the proposal that requests the separation of the positions of President and Chief Executive Officer clearly relates to the conduct of ordinary [*13] business operations of the Company. In fact, the Chief Executive Officer position is not mandated by Pennsylvania law and is purely the result of an internal business determination of responsibilities of executive officers pursuant to the Company's ordinary operations. Applicable Pennsylvania law only requires that "every business corporation shall have a president, a secretary and a treasurer, or persons who shall act as such, regardless of the name or title by which they may be designated, elected or appointed and may have such other officers and assistant officers as it may authorize from time to time." 15 Pa.C.S. § 1732 (2003). Further, Article TV, Section 4, of the Company's By-Laws states that the "President shall be the Chief Executive Officer and shall have general supervision over the business and affairs of the Company." The Chief Executive Officer position is therefore synonymous with the President position, and is purely the result of an internal business determination of responsibilities and titles of executive officers pursuant to the Company's ordinary operations. Moreover, the hiring of a new President or Chief Executive Officer would entail the payment of high compensation [*14] to perform duties that are currently performed without duplicate compensation by the current combined President and Chief Executive Officer.

Mr. Crouthamel's proposal would not only require the amendment of the Company's By-Laws, but it would require the termination of one of the current positions held by our current President and Chief Executive Officer by dividing the position and its responsibility. This proposal is distinguishable from proposals which seek an independent board chairman, as the former relates to internal employment matters of the Company, and the latter to board governance principles. The requested amendment therefore falls squarely within the ambit of the May 21, 1998 Release which permits exclusion of proposals seeking to hire or terminate officers or change the duties of officers. Furthermore, Mr. Crouthamel has not delineated how the duties of President and Chief Executive Officer would be separated, thereby rendering his proposal vague and indefinite, and it is our conclusion that it could alternatively be excluded under Rule 14a-8(i)(3).

On the basis of the foregoing, the Company respectfully requests the concurrence of the Staff that it will not recommend [*15] enforcement action to the SEC if the Company omits the proposal from its proxy materials for the 2004 proxy season.

WAIVER OF 80-DAY FILING REQUIREMENT UNDER RULE 14a-80).

Finally, the Company seeks a waiver of the 80-day filing requirement under Rule 14a-8(j). This relief would accommodate the Company's decision to continue to mail its proxy statement and Annual Report on Form 10-K together, even in the face of the accelerated filing date for the 10-K, and to possibly move up its annual meeting date next year. While the Company has not yet made a definitive determination on its filing and mailing dates or the date of its annual meeting, it requests this relief now to accommodate the possible acceleration of its historical schedule.

In the past, the Company has typically filed its definitive proxy materials on or about August 2 of each year for an annual meeting to be held in mid-September, and mailed both the proxy and the 10-K to the shareholders in one package. As the filing deadline for the 10-K has been accelerated this year to early July, the Company is considering the possibility of filing and mailing its proxy statement early as well, so that it could continue its [*16] practice of providing both documents to shareholders together. Additionally, the Company is considering this opportunity to schedule its annual shareholder meeting in early August next year instead of mid-September, which would require accelerating the shareholder proposal deadline for next year.

In order to achieve all of these goals, the Company would have to file its definitive proxy materials this year in early July. In that event, the Company would not have met the requirement in Rule 14a-8(j) that no-action letter requests be filed no later than 80 calendar days before a company expects to file its definitive proxy materials. However, that Rule contemplates a waiver of the 80-day requirement "if the company demonstrates good cause for missing the deadline." We respectfully submit that we have demonstrated good cause. If the Company does not meet the 80-day filing requirement, it will be because it has decided to file and mail its proxy materials early. We believe that it would be in the best interests of shareholders to receive both the proxy materials and the 10-K together and as early as possible, thereby giving investors additional time to review the information prior to [*17] the annual meeting.

Finally, we believe that Mr. Crouthamel has not been prejudiced by our filing of this request later than the 80-day deadline, as representatives of the Company met with Mr. Crouthamel on May 10, 2004 (following his return from vacation) to discuss his proposal and the Company's concerns. At that meeting, Mr. Crouthamel and the Company's representatives discussed the merits of the proposal, and Mr. Crouthamel had the opportunity to review and respond to our opposing arguments through his review of similar proposals from which he developed his current proposal. Therefore, we respectfully request that the Staff waive the 80-day deadline based upon the foregoing facts.

Kindly note that as required by Rule 14a-8(j), six (6) copies of this letter and exhibit are enclosed hereto, and a copy of this letter, as well as the exhibit, has been forwarded to Proponent on this same date. Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions or require additional information concerning this request, please do not hesitate to telephone me at (412) 456-5700.

Very truly yours,
[*18]
Laura Stein
Senior Vice President and General Counsel

ATTACHMENT

RESOLVED: The shareholders of H.j. Heinz Company ("Company") urge the Board of Directors to amend the Company's by laws to require that an independent director - as defined by the rules of the New York Stock Exchange ("NYSE")-who has not served as an officer of the Company serve as the Chairman of its Board of Directors, and that the office of President and the office of Chief Executive Officer (CEO) be held by two different individuals.
SUPPORTING STATEMENT: The recent wave of corporate scandals at such companies as Enron, WorldCom and Tyco has resulted in renewed emphasis on the importance of independent directors. For example, both the NYSE and the NASDAQ have proposed new rules that would require corporations that wish to be traded on them to have a majority of independent directors.

Unfortunately, having a majority of independent directors alone is clearly not enough to prevent the type of scandals that have afflicted Enron, WorldCom and Tyco. All of these corporations had a majority of independent directors on their boards when the scandals occurred. All of these corporations also had a Chairman [*19] of the Board who was also an insider, usually the Chief Executive Officer ("CEO"), a former CEO or some other officer. Obviously, no matter how many independent directors there are on a board, that board is less likely to protect shareholder interests by providing independent oversight of the officers if the Chairman of that board is also the CEO or some other officer of the company.

The Heinz Company not only has one man serving as Chairman of the Board, but he is also serving as President, and Chief Executive Officer (CEO). In the past when the Company was a smaller entity, albeit with a huge number of products, this combining officers may have served the Company well, but by its own admission, the Company out grew the abilities of one man to do the job of running the Company. In order to be "more focused" the Company spun off to Del Monte the pet food, baby food, and private label soups operations, that represented $ 1.8 billion of the firm's sales, or 20% of the firm's revenues. In addition, after 34 consecutive years of increasing dividends, the company has reduced the dividends paid to the shareholders. The H.J. Heinz Company has grown too large and too complicated for one individual [*20] to effectively handle the three most important posts within the Corporation, Chairman of the Board, President, and Chief Executive Officer.

In the United Kingdom it is common to separate the offices of Chairman and CEO. Back in 1996, a blue ribbon commission on Director Professionalism of the National Association of Corporate Directors recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the board; setting the agenda with the CEO, and leading the board in anticipating and responding to crises."

We respectfully urge the board of our Company to dramatically change its corporate governance structure and the public's perception of it by having an independent director serve as its Chairman, and to have two individuals serve as President and Chief Executive Officer.

2004 SEC No-Act. LEXIS 854

Securities Exchange Act of 1934 -- Rule 14a-8(i)(3)

November 23, 2004

[*1] Peoples Energy Corporation

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 23, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Peoples Energy Corporation
Incoming letter dated October 19, 2004

The proposal urges the board of directors to take the necessary steps to amend Peoples Energy's articles of incorporation and bylaws to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or "reckless neglect."

There appears to be some basis for your view that Peoples Energy may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Peoples Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Peoples Energy relies.

Sincerely,

Mark F. Vilardo
Special Counsel

INQUIRY-1: MARK BROOKS
ATTORNEY AT LAW

521 Gallatin Road, Suite 7
P.O. Box 68380
Nashville, Tennessee 37206

(615) 227-4350
(615) 227-4351 (fax) [*2]
Mark.Brooks@isdn.net

October 27, 2004

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Via UPS Overnight Delivery

Re: Peoples Energy, Corp. Shareholder Proposal

Ladies and Gentlemen:

I am writing on behalf of James and Kathryn Gennett in response to the request by Peoples Energy Corp. (the "Company") for a no-action letter in the above matter. The Company's objections have no merit and should be rejected.

Rule 14a-8(i)(3) -- the proposal may not be excluded as vague or indefinite

The Company's central argument for excluding the proposal -- that it fails to define a key term and is otherwise vague or indefinite under Rule 14a-8(i)(3) -- is untenable. Indeed, the Company's position disregards completely the recent legal bulletin providing that staff will concur in a company's request to exclude or modify a proposal or statement on this basis "only where that company has demonstrated objectively that the proposal or statement is *materially* false or misleading." n1

n1 *Staff Legal Bulletin No. 14B* (Sept. 15, 2004) (emphasis in original).

Contrary to the [*3] Company's various claims, the proposal is merely a non-binding, but straightforward recommendation that the Board of Directors raise the standard for indemnification of officers and directors to exclude "acts or omissions involving gross negligence or reckless neglect." The Company's challenge to this uncomplicated proposal is precisely the sort of hyper-technical objection to shareholder proposals that the recent legal bulletin was designed to discourage.

In particular, the term "reckless neglect" is neither vague nor a term of art that would require the Board of Directors to conduct a "canvass of Illinois jurisprudence" to formulate a reasoned response to shareholder approval of the resolution. In everyday language, "reckless" means "marked by lack of proper caution," "careless of consequences," or "irresponsible." Neglect means to "give insufficient attention to something that has a claim to one's attention." n2

n2 *Merriam-Webster Online Dictionary.*

Reasonable shareholders and directors would logically conclude that "reckless neglect" simply means an irresponsible failure to give sufficient attention to a duty. n3 In the legal context, "reckless neglect" has been held [*4] equivalent to "gross negligence," or a "course of conduct which ... discloses a reckless indifference to consequences without the exertion of any substantial effort to avoid them." n4

n3 See also *Black's Law Dictionary:* "recklessness is a stronger term than mere or ordinary negligence," which involves "rashness," "heedlessness," or "wanton conduct." "Neglect" signifies "a designed refusal or unwillingness to perform one's duty."

n4 *Ezell v. BellSouth Telecommunications, Inc., 961 F. Supp. 149 (S.D. Miss. 1997).*

It is therefore unreasonable to suggest that the absence of a specific definition of this commonplace term renders the proposal so inherently vague or indefinite that shareholders would be unable to understand what the proposal recommends. n5 Since the proposal is merely a non-binding recommendation to the Board of Directors, moreover, it is especially ludicrous for management to suggest that intelligent directors would be unable to fashion a new indemnification policy that takes into account the spirit of the resolution. n6 n5 The no-action letters cited by the Company do not support its position. For example, *Occidental Petroleum Corp.* (Jan. 3, 1991) involved an obviously incomprehensible resolution concerning shareholders having "the right to vote on present as well as future shares that are issued and outstanding in regard to 'buy back of shares.'" The proposal involved in *Philadelphia Electric Co.* (July 30, 1992) was equally incomprehensible, while the proposal in *General Electric Corp.* (Jan. 23, 2003) offered merely a vague $ 1 million "individual cap" on "salaries and benefits." [*5]

n6 In any event, as noted above, we believe "reckless neglect" is simply another way of stating a "gross negligence" standard. For this reason, should staff conclude that the Company's objection has any merit, the proponents have no objection to omitting all references to "reckless neglect" from the proposal and its supporting statement.

The remainder of the Company's Rule 14a-8(i)(3) objection consists of a series of red herrings about supposed difficulties in implementing the proposal. For example, the Company claims to be perplexed about whether the proposal should apply prospectively only, and how it should respond if a former director or officer were to claim indemnification for acts preceding adoption of any new policy.

As the proposal itself makes clear, we assume that the directors would abide by any existing indemnification contracts should they choose to formulate a new indemnification policy in response to shareholder approval of our resolution. The proposal quite plainly recommends a change in the existing policy. Nothing in the proposal suggests that change should be applied retroactively.

Similarly, the Company feigns confusion about whether the proposal would [*6] apply to ordinary employees as well as to officers and directors, and if not, how management would apply potentially differing indemnification standards for officers versus other employees. There is nothing remotely confusing about this in the proposal: our resolution quite clearly recommends a higher standard for indemnification of officers and directors only. It makes no recommendation concerning non-officer employees.

We think it would be entirely reasonable to refuse indemnification for officers and directors -- the Company's top decision-makers -- who engage in gross negligence in carrying out their duties, but to apply a more lenient standard for employees who have little or no ability to influence policy. Nor does the Company make any effort to explain why it would be difficult to apply different standards for two very different categories of employees. Although the Company might not like the result, that does not render our resolution vague or misleading, and provides no basis for omitting the proposal. n7

n7 See, *e.g.*, *Staff Legal Bulletin No. 14B* (improper for a company to *rely* on 14a-8(i)(3) merely because it "objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company ..."). [*7]

In any event, nothing in the proposal would require this. Recalling once again that the proposal is a non-binding recommendation only, the directors obviously would have the discretion to adopt a single, higher standard for indemnification of directors, officers, and other employees. Although our resolution concerns the proper standard for indemnification of officers and directors, it makes no recommendation either way concerning indemnification of rank-and-file employees.

In summary, the Company has failed to meet its burden of proving that the proposal or its supporting statement is materially false or misleading. Rule 14a-8(i)(3) therefore provides no basis to either omit or modify the resolution.

Rules 14a-8(i)(1), (2) & (6) -- the proposal is not mandatory and may not be omitted on that basis

Each of the Company's arguments under Rules 14a-8(i)(1), (2) & (6) suffers from one central fallacy: the proposal is a non-binding recommendation and clearly not mandatory. Accordingly, there is no basis for the Company to argue that the proposal would be an improper subject for shareholder action, a violation of law, or beyond the Company's power to implement.

The resolution [*8] plainly provides that the shareholders merely "urge the Board of Directors to take the necessary steps" to amend the bylaws and articles of incorporation to hold directors and officers to a higher standard for indemnification. Although the Company quibbles about various other passages, n8 this unambiguous language makes clear that the proposal is advisory only. Accordingly, Rules 14a-8(i)(1), (2) & (6) provide no basis to omit the proposal.

n8 For example, the Company spins an argument that the proposal might be considered mandatory from the passage providing that the resolution "shall be implemented so as not to cause breach of any existing contract or violation of any mandatory indemnification provision under Illinois law." Obviously, this sentence is designed to avoid any claim that the resolution would cause the Company to violate state law or an existing contract. In light of the immediately preceding sentence, this passage can only be interpreted to mean that if the resolution passes and is then adopted by the Board, it will be implemented in a way that does not violate any law or existing contract. For the sake of clarity, the proponents offer to change the word "shall" to "should"

Similarly, the Company quibbles about the supporting statement's assertion that the resolution is "designed" to raise the indemnification standard. Obviously, the resolution is designed to accomplish this by having shareholders "urge" that the directors should take this action. The other passages cited by the Company plainly use the conditional "would," *e.g.* , if adopted and implemented, the proposal "would continue to shield directors from liability for ordinary negligence... [*9]

<u>Rule 14a-8(i)(4) -- the proposal advances no personal interest that is not shared by other shareholders at large</u>

The Company's claim that the resolution advances some personal interest of the proponents not shared by other shareholders is clearly wrong: the proposal simply recommends that the board of directors raise the indemnification standard so that directors and officers are no longer indemnified against acts of gross negligence. Obviously, adoption of this corporate governance proposal would benefit all shareholders equally.

Nor is there any logic to the Company's argument that Mr. Gennett, as a rank-and-file employee of the Company, would derive some "residual benefit" from raising the indemnification standard for officers but not for other employees. As summarized above, the resolution *makes no recommendation at all* concerning the indemnification standard for ordinary employees. If adopted and implemented, the proposal would have no effect on the Company's indemnification policies concerning Mr. Gennett or other employees.

Mr. Gennett therefore would receive no benefit from adoption of the resolution -- other than the identical interest enjoyed by all shareholders [*10] in strengthening the standards for indemnification of top officers and directors. Moreover, nothing in the resolution would preclude directors from raising the standard for indemnification of directors, officers, and all other employees should they choose to do so. Finally, this argument completely ignores Katherine Gennett, the other proponent, who has no employment relationship with the Company.

The Company's claim that Mr. Gennett's status as president of a local union of hourly employees renders him an important employee "in the management process" is equally mysterious. It is self-evident that a local union president is hardly a part of the Company's "management process." In any event, this argument leads nowhere. As noted above, a resolution recommending that the indemnification standard be raised for top officers and directors provides no benefit to ordinary employees that is not shared by all other shareholders.

In its September 18, 1997, comments to the proposed amendments to the rules for shareholder proposals, the Commission observed that "in practice, the Division has infrequently concurred in the exclusion of a 'neutral' proposal under [then] Rule 14a-8(c)(4)." The [*11] Commission has also noted that exclusion on this basis is appropriate only *"if it is clear from the facts presented by the issuer* that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." n9

n9 *SEC Release No. 34-19135* (Oct. 14, 1982) (emphasis supplied). In the rare instances when the staff has concurred with omission of a proposal on these grounds, the issuer presented clear evidence of the proponent's intention to advance personal interests through the proposal, coupled with a proposal that specifically related to those personal interests. See, *e.g., Dow Jones & Co., Inc.* (Jan. 24, 1994).

In 1983, the Commission revised Rule 14-a(i)(4) specifically to distinguish between proposals motivated solely by personal interests and those that affect a broader group of shareholders. The Commission accomplished this by adding to the exclusion the qualifying clause, "or if it is designed to result in a benefit to the proponent or to further a personal benefit, *which benefit or interest is not shared with the other security holders at large."* n10

n10 *10 SEC Release No. 34-20091* (Aug. 16, 1983) (emphasis supplied). [*12]

In its no-action request, the Company misleadingly omits the following key passage from its quotation of the Commission's comments accompanying the 1983 amendments: "The proposed change to Rule 14a-8(c)(4) was intended to ... insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends *that are not necessarily in the common interest of the issuer's shareholders generally."* n11

n11 *SEC Release No. 34-20091* (Aug. 16, 1983) (italicized phrase omitted by the Company).

Far from presenting any personal grievance or interest, the Gennetts' proposal merely requests that the Board strengthen the standards for indemnifying officers and directors in a fashion that clearly would benefit all shareholders equally. There is no suggestion of any improper motive in the language of the proposal, and the Company has failed even to attempt to offer the sort of evidence that would be required to exclude the proposal under Rule 14a-8(i)(4).

Conclusion

For these reasons, we urge the staff to reject the Company's request for a no-action letter in this matter. Please let me know if you require additional information concerning [*13] our position.

Sincerely,

Mark Brooks

INQUIRY-2: McGUIREWOODS

McGuireWoods LLP
77 West Wacker Drive
Suite 4400
Chicago, IL 60601-1681

Phone: 312.849.8100
Fax: 312.849.3690
www.mcguirewoods.com

Direct: 312.849-8222
mkernan@mcguirewoods.com
Direct Fax: 312.849-8223

October 19, 2004

VIA HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Exclusion of Shareholder Proposal from James M. Gennett and Kathryn M. Gennett

Ladies and Gentlemen:

We are counsel to Peoples Energy Corporation, an Illinois corporation ("the "Company"). On behalf of the Company and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we hereby notify the staff members of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") that the Company intends to exclude from its proxy materials for the Company's 2005 annual meeting of shareholders (the "2005 Annual Meeting") a proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by James M. and Kathryn [*14] M. Gennett (collectively, the "Proponent") in reliance on certain provisions of Rule 14a-8. The Proposal and the Supporting Statement are attached hereto as Exhibit A.

Enclosed are six copies of this letter, which includes an explanation of why the Company believes it may exclude the Proposal, and six copies of the Proposal and Supporting Statement. A copy of this letter is also being sent to the Proponent as notice of the Company's intent to exclude the Proposal and Supporting Statement from the Company's proxy materials for the 2005 Annual Meeting.

I. PROPOSAL

The Proposal reads as follows:

Resolved: that the shareholders of People's Energy urge the Board of Directors to take the necessary steps to amend the Articles of Incorporation and By-Laws to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect. This resolution shall be implemented so as not to cause breach of any existing contract or violation of any mandatory indemnification provision under Illinois law.

II. REASONS TO EXCLUDE THE PROPOSAL AND SUPPORTING STATEMENT FROM THE PROXY MATERIALS

We believe that the Proposal [*15] and Supporting Statement may properly be excluded from the Company's proxy materials for the 2005 Annual Meeting pursuant to the following rules:

1. Rule 14a-8(i)(3) because the Proposal and Supporting Statement are vague and indefinite in violation of Rule 14a-9.

2. To the extent it is a binding proposal, Rule 14a-8(i)(1), Rule 14a- 8(i)(2) and Rule 14a-8(i)(6) because it requires the Company to take action that is inconsistent with Illinois law and the Company's Articles of Incorporation and By-Laws, and is a Proposal that the Company does not have the power or authority to implement.

3. To the extent it is a binding proposal, Rule 14a-8(i)(1) because it removes from the Board of Directors its responsibility to establish the Company's indemnification policy under Illinois law and therefore is not a proper subject for action by shareholders.

4. Rule 14a-8(i)(4) because the Proposal advances a personal interest of the Proponent not held by other shareholders by virtue of one of the Proponent's (James Gennett's) status as an employee of a subsidiary of the Company and the President of a union with which a Company subsidiary has a collective bargaining agreement. The other Proponent [*16] is his wife.

III. THE PROPOSAL IS CONTRARY TO THE COMMISSION'S PROXY RULES BECAUSE IT IS VAGUE AND INDEFINITE.

The Proposal should be excluded because it offers a nonexistent, undefined "reckless neglect" standard for indemnification and fails to explain how the Company should implement it. Shareholders would be unsure of what they would be voting for, and, even if it was adopted, the Proposal is so vague the Company would be unable to apply it with any confidence that it had complied with the shareholders' wishes.

Under Rule 14a-8(i)(3), a proposal may be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading. *See, e.g., General Electric Company* (January 23, 2003) (permitting omission of a proposal regarding a cap on salaries and benefits of officers and directors because the proposal failed to define critical terms or otherwise provide guidance on how it should be implemented); [*17]

Philadelphia Electric Company (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of share owners because "the proposal is so inherently vague and indefinite" that neither the share owners nor the company would be able to determine "exactly what actions or measures the proposal requires"); and *Occidental Petroleum Corp.* (February 11, 1991) (stating that a proposal is vague, indefinite and misleading if a company and its shareholders might interpret the proposal differently, such that any actions ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal).

In a recently issued Staff Legal Bulletin, the Staff observed that exclusion of a shareholder proposal may be appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (September [*18] 15, 2004). The Proposal falls squarely within the criteria for exclusion because it fails to define critical terms or provide guidance on how the Proposal should be implemented. Neither the shareholders voting on the Proposal nor the Company in implementing the Proposal would be able to determine what actions or measures the Proposal requires.

First, the Proposal seeks to prohibit indemnification of officers and directors "for acts or omissions involving gross negligence or reckless neglect." The "reckless neglect" standard is not defined in the Proposal. A canvass of Illinois jurisprudence did not uncover even a single case or example describing, defining or applying a "reckless neglect" standard of conduct. How can the Company be expected to apply an undefined or unrecognized standard when it decides whether or not to indemnify its officers and directors in a particular case? How can the Company or its shareholders expect the officers and directors to conduct themselves in accordance with a standard that does not exist under Illinois law?

Second, even if the proposed indemnification standard was defined or recognized, the Proposal would have that standard apply *only* to officers [*19] and directors, but not employees. What if an individual is both an officer and an employee? Would the standard in the Proposal apply or not? When presented with a question of whether or not to indemnify, how would the Company apply two different indemnification standards at the same time to officers and employees working side by side and confronted with the same facts?

Third, the Proposal does not explain how to address incidents that occur prior to a change in the Company's indemnification policy. What standard would the Company use to decide (*after* the new standard is in effect) whether or not to indemnify a director or officer whose alleged conduct or liability dates from *before* the change in policy? Is the new standard in the Proposal only to be applied prospectively?

Finally, the Proposal is unclear on whether the new standard would be applied to former officers and directors who may in the future bring a claim for indemnification. Would the Company use the standard in effect while the director or officer held office? Would the Company be obliged to apply the new standard?

These questions and concerns demonstrate the fact that the Proposal is not clear. Its undefined [*20] terms and nonexistent manner of implementation do not allow shareholders to make an informed decision regarding the Proposal. Moreover, even if approved, the Proposal's vagueness could very well cause the Company to implement it in such a manner as to be contrary to that which the Proponent intended or the shareholders believed would occur. Accordingly, the Company asserts that the Proposal is so inherently vague and indefinite that it is excludable pursuant to Rule 14a-8(i)(3).

IV. TO THE EXTENT IT IS A BINDING PROPOSAL, IT WOULD VIOLATE ILLINOIS LAW, IT IS NOT A PROPER SUBJECT FOR ACTION BY A SHAREHOLDER UNDER THE LAWS OF THE STATE OF ILLINOIS, AND THE COMPANY DOES NOT HAVE THE POWER TO IMPLEMENT THE PROPOSAL

The Proposal is excludable from the Company's proxy materials on the basis of Rule 14a-8(i)(1), Rule 14a-8(i)(2), and Rule 14a-8(i)(6). Although the Proposal is veiled with some precatory language, the Proposal arguably could be interpreted as a binding proposal, in which case it violates Illinois law, it is not a proper subject for shareholder action, and the Company does not have the power to implement it.

The Proponent appears to expect that, if the Proposal is adopted [*21] by shareholders, the Company's Articles of Incorporation and By-Laws will be amended. The note to paragraph (i)(1) under Rule 14a-8 states, in pertinent part, that, "depending upon the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." While the Proponent attempted to phrase the Proposal with precatory language, text in the Proposal and Supporting Statement suggests the Proposal is intended to be a binding proposal to the Board of Directors. *See International Paper* (March 1, 2004) (company may exclude shareholder proposal limiting compensation of officers and directors unless proposal recast as a recommendation or request to board of directors); *El Paso Energy Corporation* (March 8, 2001) (excluding proposal to cap officer salaries unless proposal was revised as a recommendation or request to the board of directors).

Several assertions in the Proposal and the Supporting Statement suggest the Board will be obligated to act on the [*22] Proposal. First, the Proposal states that it " *shall* be implemented...," (emphasis added) connoting that the Board of Directors must affirmatively implement the limitation on indemnification if the shareholders approve the Proposal. Second, the Proponent contends in the Supporting Statement that "our resolution is designed to raise the standard for officers or directors before they may be shielded from liability for their actions." If the Proposal were solely designed to request that the Board of Directors take some action, then the resolution itself would not affect any standard with respect to officer and director indemnification. The Proponent does not recommend that the Board of Directors "raise the standard"; rather, he attempts to affect the Company's indemnification policy through shareholder ratification of the Proposal. Finally, the Proponent states: "Our proposal would continue to shield directors and officers from liability for ordinary negligence. Directors and officers would also be indemnified under Illinois law ...." Again, this language suggests that the Proposal, if ratified by shareholders, would itself amend the Company's Articles of Incorporation and By-Laws. [*23] Therefore, the Proposal may constitute a binding proposal, rather than a recommendation.

Under Illinois law, a binding Proposal would be an improper amendment to the Company's Articles of Incorporation. Article 10 of the Illinois Business Corporation Act provides a procedure by which an Illinois corporation's Articles of Incorporation may be amended. *See* 805 Ill. Comp. Stat. 5/10.05, *et seq.* Amendments like those in the Proposal-may only be effected through joint action of the Board of Directors and shareholders. *Id.* Shareholders themselves may not amend the Company's Articles of Incorporation. When the Board of Directors does not take action on its own, it must consider and adopt a resolution with the proposed amendment and submit this resolution for ratification by a vote of the shareholders. *Id.* The Proposal would short-circuit this procedure by having the shareholders vote on the resolution to amend the Articles of Incorporation without the Board of Directors first considering and adopting the resolution.

Moreover, as a binding proposal, it would improperly amend the Company's By-Laws. Article VIII of the Company's By-Laws indicates that they may only "be added [*24] to, amended or repealed" at a Board of Directors' meeting by a majority vote of the directors.

Accordingly, as a binding proposal, the Proposal circumvents both Illinois law and the terms of the Company's By-Laws, and, therefore, is excludable under Rule 14a-8(i)(1). For the same reasons, the Proposal is excludable under Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

V. TO THE EXTENT IT IS A BINDING PROPOSAL, IT IS NOT A PROPER SUBJECT FOR ACTION BY SHAREHOLDERS UNDER THE LAWS OF THE STATE OF ILLINOIS

As noted above, the Proposal may well be construed as a binding proposal. If so, it is an improper subject for shareholder action because it attempts to usurp the power of the board of directors to determine the Company's indemnification policy. The Illinois Business Corporation Act grants sole power to the board of directors to manage the business and affairs of the Company. *See* 805 Ill. Comp. Stat. 5/8.05. This absolute managerial power is recognized by the Illinois courts. *See Hall v. Woods, 325 Ill. 114, 137-38, 156 N.E.2d 258, 267 (1927)* ("It is within the power and the duty of the board of directors to control the affairs of the corporation, [*25] to fix the duties of its officers and employees, to adopt by-laws, and to manage the corporate property and business for the benefit of all the stockholders"); *see also Int'l Bus. Mach. Corp. v. Martin Prop. & Cas. Ins. Agency, Inc., 281 Ill. App. 3d 854, 862, 666 N.E.2d 866, 871 (1st Dist. 1996)* (the business and affairs of a corporation are managed by the board of directors). The Proposal, however, would transfer a portion of this managerial responsibility from the Board of Directors into the hands of the shareholders.

Under Illinois law, the determination of whether to indemnify an officer, director or employee in any given situation may be made: (i) by the majority vote of non-interested directors; (ii) by a designated committee of non-interested directors; (iii) if there are no non-interested directors, by independent legal counsel; or (iv) by the shareholders. n1 *See* 805 111. Comp. Stat. 5/8.75(d).

n1 Although 805 Ill. Comp. Stat. 5/8.75(d) allows shareholders to make indemnification decisions in some circumstances, it is not practical for the Company, which has 37.6 million outstanding shares and approximately 21,000 shareholders to hold a special meeting of shareholders to determine indemnification of directors, officers and employees on a case-by-case basis. [*26]

The Proposal, if binding, is designed to modify the Company's indemnification policy. Accordingly, it is an improper subject for shareholder action because director and officer indemnification standards are to be determined by the Board of Directors and not the Company's shareholders. By submitting the Proposal for shareholder approval, the Proponent attempts to circumvent the powers specifically granted to the Board of Directors by Illinois law and the Company's By-Laws. It is therefore excludable under Rule 14a-8(i)(1).

VI. THE PROPOSAL ADVANCES THE PERSONAL INTERESTS OF THE PROPONENT, AS AN EMPLOYEE, AND PRESIDENT OF A UNION, NOT HELD BY OTHER SHAREHOLDERS AT LARGE

The Proponent, James M. Gennett, is a current employee of The Peoples Gas Light and Coke Company ("Peoples Gas"), a wholly-owned subsidiary of the Company. He is also a member and the President of the Gas Workers' Union Local 18007, Utility Workers Union of America ("Local 18007"), with which Peoples Gas has a collective bargaining agreement. Because the Proposal would limit the indemnification provided to directors and officers (including, perhaps, officers who are employees), but not employees generally, the Proposal [*27] would result in an indirect, residual benefit to himself as an employee that is not shared by the other shareholders at large. Rule 14a-8(i)(4) provides that a proposal may be omitted when it "is designed to further a personal interest which is not held by the other shareholders at large." Accordingly, the Proposal is properly excludable.

The purpose of Rule 14a-8(i)(4) is to safeguard the shareholder proposal process as a means for shareholders to communicate with other shareholders on matters of mutual concern. Paragraph (i)(4) "ensures that the security holder proposal process would not be abused by proponents attempting to achieve personal ends." *SEC Release No. 34-20091* (August 16, 1983). Further, the Commission has observed that a proposal may be phrased so as to relate to the "general interest" of all shareholders, but still be designed to redress a personal grievance. *SEC Release No. 34-19135* (October 14, 1982). The Staff has acknowledged that "such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its [*28] security holders at large." *Id.*

Currently, the Company's Articles of Incorporation and By-Laws provide for the indemnification of officers, directors *and employees.* Because the Company's directors and officers rely on the advice and conduct of the employees in managing the Company's operations and making decisions, it is appropriate that directors, officers and employees be held to the same indemnification standards. Although not an officer of the Company, the Proponent's responsibilities as an employee and President of a union representing almost 1000 employees renders him a very important employee in the management process. The Proposal seeks "to provide that *officers and directors* shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect" (emphasis added). Thus, the Proposal would raise the standard of conduct required to indemnify officers and directors, but not for employees, including the Proponent. As stated in *Dresdner RCM Global Strategic Income Fund, Inc.* (September 13, 2000), "a proposal may be excluded under subparagraph (i)(4) if the proponent would benefit from it in a manner not shared with [*29] the stockholders at large, nothwithstanding that it could indirectly benefit the stockholders at large." In this instance, the Proponent advances a Proposal which could be construed as providing some benefit to the shareholders as a whole; nevertheless, the Proposal affords the Proponent -- an employee -- a personal benefit not shared by the shareholders at large. Accordingly, the Proposal is excludable under Rule 14a-8(i)(4).

As an employee of Peoples Gas and the President of Local 18007, the Proposal has the effect of advancing the Proponent's personal interests, and is therefore properly excludable under Rule 14a-8(i)(4).

VII. CONCLUSION

Based on the foregoing, the Company respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Company's proxy materials relating to the 2005 Annual Meeting. To the extent that any of the foregoing reasons for excluding the Proposal are based on matters of law, this letter shall constitute the opinion of counsel required by Rule 14a-8(j)(iii).

If for any reason the Staff does not agree with the Company's position, or has questions or requires additional information, we would appreciate an opportunity to confer [*30] with the Staff prior to the issuance of a formal response. Please call me at (312) 849-8222 if you have any questions or need additional information or as soon as the Staff response is available.

Kindly acknowledge receipt of this letter and the items enclosed by stamping a copy of this letter. Thank you for your time and consideration.

Very truly yours,

Michael E. Kernan

ATTACHMENT

Shareholder Resolution

Resolved: that the shareholders of People's Energy urge the Board of Directors to take the necessary steps to amend the Articles of Incorporation and By-Laws to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect.

This resolution shall be implemented so as not to cause breach of any existing contract or violation of any mandatory indemnification provision under Illinois law.

Supporting Statement

Our Company is currently embroiled in controversy involving natural gas-trading contracts with Enron.

Citing internal Company documents, Illinois regulators have alleged that Peoples improperly diverted to a joint venture with Enron stored gas originally intended [*31] to hedge against high winter prices for ratepayers. The joint venture then sold the gas on the open market, and Peoples and Enron split the profits under a secret deal, according to regulators.

As a result, Peoples Gas was forced to buy higher-priced gas during the winter of 2000-01, and passed the resulting price increases to its captive ratepayers. The City of Chicago has asked state regulators to order Peoples to refund $ 230 million in the case.

Our resolution is designed to raise the standard for officers or directors before they may be shielded from liability for their actions. Whether or not the Company is found to have engaged in any misconduct in the Enron matter, we believe officers and directors will more carefully consider such transactions in the future if they can be held personally liable for acts of gross negligence or reckless neglect.

Peoples' Articles of Incorporation and By-Laws broadly indemnify, to the fullest extent permitted under Illinois law, any person who is a party to any action, including civil, criminal, or investigative matters, because such person is a director, officer, or employee of the Company. Illinois law generally provides that a corporation [*32] *may* - but is *not required* to - indemnify officers or directors from liability, so long as they acted in "good faith" and, with respect to criminal matters, had no reasonable cause to believe their conduct was unlawful.

In other words, our existing Articles and By-Laws effectively require the Company to indemnify officers and directors from the financial consequences of their actions, so long as they have not acted in bad faith or knowingly violated criminal laws.

We believe officers and directors should be held to a higher standard. In our view, directors and officers' performance may suffer if they have been shielded from liability for actions constituting gross negligence or reckless neglect.

Our proposal would continue to shield directors and officers from liability for ordinary negligence. Directors and officers would also be indemnified under Illinois law where they have successfully defended any proceeding arising out of their good faith actions on behalf of the Company.

By precluding indemnification in cases of gross negligence or reckless neglect, however, we believe Peoples would strengthen public and investor confidence in our Company, while still permitting [*33] the Company to attract talented officers and directors.

CARL OLSON
P.O. Box 6102
Woodland Hills, California 91365
818-223-8080


SEC MAIL PROCESSING
RECEIVED
JAN 0 3 2005
WASH. D.C. 202 SECTION

December 23, 2004

Division on Corporation Finance
Securities and Exchange Commission
450 Fifth St. NW
Washington, D. C. 20549

Re: Occidental Petroleum Corporation

Dear Ladies and Gentlemen:

This is in response to a letter dated December 22, 2004, to you from Linda S. Peterson, Associate General Counsel of Occidental Petroleum, which indicates that management intends to omit my proposal from the proxy materials for the upcoming 2005 annual meeting. I urge you not to allow the omission.

Ms. Peterson says the Company lacks the power to implement it, to wit:

1. because the Company does not know how it could solicit such statements of opposition in advance of the proxy statement. She gives no timeline or other impediments that would indicate impossibility.

2. because the solicitations with opposing statements for board-sponsored proposals would somehow violate proxy rules. She gives no indication of what proxy rules might be violated. I have not seen anything that would prevent opposing statements. In fact, opposing statements are in the spirit of full disclosure.

3. because the Company could not require any stockholder to provide any such opposing statement. The proposal does not require any specific stockholder to provide anything. The Company has several thousand stockholders to be solicited for the opposing statements, and it is not conceivable that two qualified stockowners would not volunteer. Oxy stock is very widely held, including numerous institutional investors. Oxy's management must make best efforts.

4. because the proposal does not require the Company to verify the truthfulness of the opposing statements. In addition to the fiduciary duties of directors and officers to use due diligence to put forth only truthful representations to stockowners, there are already proxy rules that require the Company not to allow any false and misleading statements. In fact, Oxy has often objected to stockholder proposals because they are allegedly false or misleading. State corporation codes don't allow false and misleading statements. Nothing in my proposal would prevent the Company from either investigating the truthfulness of the opposing statements or refusing to publish anything that is reasonably construed as false and misleading. If a stockowner, who had submitted an allegedly false opposing statement, was unwilling to amend it sufficiently, the Company would not need to use it, but could solicit other ones. Under my proposal (paragraph 2), the board has complete control to adopt necessary procedures to deal with such contingencies.

Ms. Peterson asserts that the proposal is vague and indefinite:

1. because it does not define "competent and informed" for stockowners who could make opposing statements. My proposal (paragraph 2) gives the board discretion to make necessary procedures for ascertaining whether a stockowner is competent and informed on the board-sponsored issue under consideration. The Company can't be arguing that it could not figure out whether a stockowner were "competent and informed", or that the attempt would be impossible by reasonable persons. Ms. Peterson asks whether financial experts should be sought out, and the answer depends upon whether the board-sponsored proposal involved a financial issue. Again, in order to pursue due diligence about a stockowner's qualification, one would expect that some inquiries and verifications be done. But, due diligence is already a duty of directors and officers.

2. because it is uncertain as to what "board-sponsored proposals" are. A "board-sponsored proposal" is any proposal on the agenda which was put there by the board. In the parlance of proxy rules, "proposals" are on substantive subjects. Elections of directors are not proposals, but rather are elections to an office. (It is my opinion that there ought to be opposition statements to board-nominated candidates so that stockholders can make informed decisions, but that is not the effect of my instant proposal.) Yes, the board's proposal of ratification of auditors would have opposing statements. In these days of questioned auditors, there should be no problem in finding

stockowners who can provide good reasons not to ratify specific auditors. It should be noted that the vote of the stockowners on "ratifying" auditors has virtually no force or meaning, inasmuch as the directors are not bound by the vote and can do just the opposite with impunity. As a matter of fact, due to a previous proposal of mine from a couple years ago, the Oxy proxy statement for the 2004 annual meeting (p. 21) disclosed the reality of the effect of a stockowner vote on ratifying auditors: "Ratification of Selection of Independent Auditors. … A majority of the shares of common stock represented at the meeting and entitled to vote must vote FOR this proposal to ratify the selection of auditors. If the stockholders do not ratify the selection of KPMG LLP, the Audit Committee will appoint the independent auditors of 2004, which may be KPMG LLP." Note that Oxy itself calls the ratification of selection of auditors as a "proposal".

You can see that the objections that Ms. Peterson has raised are without weight. I urge you to allow the stockowners of Oxy to get "the rest of the story" when they are considering board-sponsored proposals.

Sincerely,



Carl Olson

CLO:moi
Enclosure
Cc: Linda S. Peterson, Esq.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee has reviewed and discussed Occidental's audited financial statements for the fiscal year ended December 31, 2003 with management. In addition, the Audit Committee has discussed with KPMG LLP, Occidental's independent auditors, the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended and as currently in effect. The Audit Committee received from KPMG LLP written disclosures and the letter regarding its independence as required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as amended and as currently in effect. The Audit Committee has also considered whether the provision of nonaudit services provided by KPMG LLP to Occidental is compatible with maintaining their independence and has discussed with KPMG LLP the firm's independence.

Based upon the reports and discussions described in this report, the Audit Committee recommended to the Board that the audited financial statements be included in Occidental's Annual Report on Form 10-K for the year ended December 31, 2003, to be filed with the Securities and Exchange Commission.

Respectfully submitted,

THE AUDIT COMMITTEE

Aziz D. Syriani (Chair)
Rosemary Tomich (Vice Chair)
R. Chad Dreier
John E. Feick
Irvin W. Maloney

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors of Occidental has selected KPMG LLP as independent auditors to audit the consolidated financial statements of Occidental and its subsidiaries for the year ending December 31, 2004. KPMG LLP has audited Occidental's financial statements since 2002. A member of that firm will be present at the annual meeting, will have an opportunity to make a statement if so desired and will be available to respond to appropriate questions.

A majority of the shares of common stock represented at the meeting and entitled to vote must vote FOR this proposal to ratify the selection of auditors. If the stockholders do not ratify the selection of KPMG LLP, the Audit Committee will appoint the independent auditors for 2004, which may be KPMG LLP. If KPMG should decline to act or otherwise become incapable of acting or if its employment is discontinued, the Audit Committee will appoint the independent auditors for 2004.

The Board of Directors recommends that you vote FOR the proposal to ratify the selection of KPMG LLP as independent auditors for 2004. Your proxy will be so voted unless you specify otherwise.

PROPOSAL 3: APPROVAL OF AMENDMENT TO RESTRICTED STOCK PLAN FOR NON-EMPLOYEE DIRECTORS

Approval of Amendment to the Restricted Stock Plan for Non-Employee Directors

The Board of Directors proposes to amend the Occidental Petroleum Corporation 1996 Restricted Stock Plan for Non-Employee Directors (the "1996 Plan"). Under the 1996 Plan, each non-employee director of Occidental receives awards of restricted common stock each year as additional compensation for his or her services as a member of the Board of Directors. Occidental is authorized to issue a maximum of 150,000 shares of common stock under the 1996 Plan. However, as a result of the prior grants under the 1996 Plan, the number of shares currently available for such grants has been reduced to approximately 34,000. The Board of Directors has determined that this number is insufficient to maintain the 1996 Plan through 2006 when the 1996 Plan expires unless terminated earlier and has adopted, and proposes that the stockholders approve amending the 1996 Plan to increase the number of shares of common stock covered by the 1996 Plan from 150,000 to 250,000 (an increase of 100,000 shares).

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 8, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Occidental Petroleum Corporation
Incoming letter dated December 22, 2004

The proposal requests that the board amend Occidental's bylaws to provide that every proposal sponsored by the board be accompanied in the proxy statement by opposing statements from at least two stockholders.

We are unable to concur in your view that Occidental may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Occidental may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Occidental may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Occidental may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,



Sara D. Kalin
Attorney-Advisor